UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

April 4, 2025

Date of Report: (Date of earliest event reported)

MASTERWORKS 286, LLC

(Exact name of issuer as specified in its charter)

Delaware	92-3713583
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

An electronic alternative trading system operated by North Capital Private Securities Corporation (“NCPS”), an SEC-registered broker-dealer and member of FINRA and SIPC in accordance with SEC Regulation ATS (the “ATS”), is intended to facilitate secondary purchases and sales of Class A ordinary shares of Masterworks issuers that were initially sold pursuant to Regulation A+ (Tier II) for Masterworks offerings that have been fully subscribed for at least 90 days. The ATS can be accessed by investors through a link on the www.masterworks.com website.

The ATS will now enable certain holders of the Company’s Class A shares to post live bids and offers 24 hours per day seven days per week, provided that trades will actually occur only during regular trading hours that substantially mirror the trading hours on national securities exchanges. In order to execute a transaction on the ATS, a buyer or seller of Class A shares must create a cash brokerage account with NCPS (the “Executing Broker”), which can be done through www.masterworks.com. To buy securities on the ATS, investors must also fund the brokerage account in an amount sufficient to pay the full purchase price. Owners of Class A shares may submit a bid and ask quote to purchase or sell Class A shares, and to the extent any such bid or ask is matched with a counterparty’s bid or ask through the ATS, such transaction will be executed and settled by the Executing Broker. Masterworks currently expects to pay all costs and expenses associated with listing the Class A shares on the ATS, establishment of brokerage accounts with the Executing Broker and trading and executing transfers of the Class A shares on the ATS.

The ATS or certain features of the ATS will not be available to residents of certain foreign countries or “affiliates” of the Company within the meaning of Rule 405 of the Securities Act of 1933, as amended.

There can be no assurance that the ATS will provide an effective means of selling your Class A shares. In light of a variety of factors, including, without limitation, the relatively small market capitalization of the Company, we cannot guarantee that the ATS will provide a reliable or effective means of price discovery. Accordingly, any posted offer prices or historical transaction information reflected on the ATS should not be construed as being representative of the fair value of the Company’s Class A shares or of the artwork owned by the Company.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 286, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: April 4, 2025